02038009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

RECD S.E.C.
MAY 30 2002
1086

PE
5/30/02

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

MAY 30, 2002

Tele Celular Sul Participações S.A.

Tele Cellular Sul Holding Company

(Translation of registrant's name into English)

PROCESSED
JUN 04 2002
THOMSON FINANCIAL P

Rua Comendador Araújo, 299 - 3° andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

TELE CELLULAR SUL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

Contact

Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations

Joana Dark Fonseca Serafim
Investor Relations Manager
(41) 312-6862
jserafim@timsul.com.br

Rafael J. Caron Bósio
Investor Relations
(41) 312-6623
rbosio@timsul.com.br

Website
http://tsu.infoinvest.com.br

TELE CELULAR SUL PARTICIPAÇÕES S.A.
NOTICE TO SHAREHOLDERS

Curitiba, May 28, 2002 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), *the holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular* S.A., leading providers of cellular telecommunication services in Southern Brazil, announces **payment of interest on own capital and dividends**.

The shareholders of Tele Celular Sul Participações S.A. are hereby notified that, according do the decision of the General Shareholders' Meeting held on April 05, 2002, the Company will begin, on June 05, 2002, to pay Interest on Own Capital (JSCP) relative to the common and preferred shares, acquired until December 31, 2001, as well as dividends on common and preferred shares acquired until April 05, 2002, both related to the fiscal year ended December 31, 2001.

1. **Amount of interest on own capital to be paid per lot of 1,000 shares:**

	Tax Immune/Exempt (in R$)	Taxed (in R$)
Common shares	0.0621495770	0.0528010456
Preferred shares	0.0621495770	0.0528010456

2. **Amount of dividens to be paid per lot of 1,000 shares:**

	Tax Immune/Exempt (in R$)	Taxed (in R$)
Common shares	0.0025733095	0.0025682325
Preferred shares	0.0025733095	0.0025682325

2. Payment forms

2.1. Payment directly by Stock Exchanges to the shareholders that participate in the fiduciary custody;

2.2. Payment through Banco ABN AMRO Real S.A. branches, to those shareholders that are not included in the previous items.

3. General Instructions

In order to receive the interest on own capital (JSCP)/dividends, those shareholders that are not included in items 2.1 and 2.2 above, should present themselves to the place of delivery with their bank account proof for registration (optional), Individual Taxpayer I.D. (CPF), Identity Card no. and proof of residence if individuals; in the case of legal entities, bank account proof to be registered (optional), Corporate Taxpayer I.D. (CNPJ), articles of incorporation, bylaws, minutes of the meeting that elected the current board of directors and Identity Card and Individual Taxpayer (CPF) I.D. of the legal representatives of the company, and it is mandatory that the respective public instrument of power-of-attorney with specific powers to receive dividends be delivered when the shareholder is represented by an attorney-in-fact or proxy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Cellular Sul Holding Company

Date: May 30, 2002

By: ______________________

Name: Paulo Roberto Cruz Cozza

Title: Chief Financial Officer